Linda Rockett | 617 348 4888 | lrockett@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

December 21, 2007

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

Attn: Ibolya Ignat

Re:                             Interleukin Genetics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed on April 2, 2007

File No. 001-32715

Ladies and Gentlemen:

                On behalf of Interleukin Genetics, Inc. (the “Company”), we are hereby filing with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the verbal comment communicated to the Company on December 17, 2007 during a teleconference with Ibolya Ignat of the Staff.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-4

1.                                       Comment: (a) Please ask your auditor to provide revisions to the disclaimer included in the last paragraph of its report to clarify and better explain what additional information contained in management’s report its disclaimer of opinion related to.
(b) In addition, the Company states in its report on internal control over financial reporting that it has excluded AJG Brands, Inc. from its evaluation, but the Company concludes that there are material weaknesses in AJG Brands, Inc. internal controls and that the Company’s internal controls were not effective.  Please clarify the Company’s evaluation as to whether or not AJG Brands, Inc. was included or excluded in management’s assessment.  If the Company did not do a full analysis of the internal controls relating to AJG Brands, Inc. that fact should be clarified.

                                                Response:  (a) The Company has discussed part (a) of this comment with its independent registered public accounting firm (the “Auditor”).  In response to part (a) of this comment, based on management’s current assessment included in Form 10-K filed on April 4, 2007 (and as clarified in the draft revised language set forth below), the Company’s Auditor has provided us with draft revised wording for the last paragraph of their report appearing on page F-4 that is intended to clarify the disclaimer language related to the Company’s plans to remediate the material weakness subsequent to December 31, 2006.  Please note, however, that any ultimate revision to management’s assessment might affect the Auditor’s wording in its report.  The draft revised final paragraph of the report is as follows:

We do not express an opinion or any form of assurance on management’s statements referring to management’s intent or to the Company’s plans to remediate the identified weakness, including implementing improvements to the Company’s process after December 31, 2006.

                                                In response to part (b) of this comment, the Company advises the Staff that while it did not perform a complete assessment of the internal control over financial reporting of its newly acquired subsidiary, the Company became aware of a weakness in the subsidiary’s internal control over financial reporting which, in light of the significance of the newly acquired subsidiary, impacted the Company’s own internal control over financial reporting.  Although the Company believes that the disclosure provided in Section (a) of Item 9A containing management’s assessment of internal control over financial reporting that appeared in Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2006 adequately describes these circumstances, at the Staff’s request, the Company has provided below a draft revised sixth paragraph thereof:

From August 17, 2006 through December 31, 2006, the operations of AJG Brands constituted a significant portion of the Company’s business, operations and revenue.  Thus, although the Company did not perform a complete assessment of the acquired business’ internal control over financial reporting, the weakness that the Company became aware of following the acquisition was significant enough to impact the Company’s internal control over financial reporting, due to the significance of the acquired business’ operations in relation to the Company’s entire operations.  In particular, the acquired business did not perform sufficient analysis on its historical sales return data by customer to appropriately document its basis for estimating future sales returns on a timely basis and did not obtain information from its customers regarding the levels of inventory subject to rights of return on a timely basis.  Accordingly, these facts directly limited the acquired business’ ability to reasonably and reliably estimate future sales returns on a timely basis.  Due to the relative significance of the acquired business on the Company’s entire business, these facts limited the Company’s ability to reasonably and reliably estimate future sales returns on a timely basis, which constituted a material weakness in the Company’s internal control over financial reporting.

*              *              *

In addition, as requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

                Also as requested, this response letter has been filed on EDGAR under the form type CORRESP.  We hope that the above response will be acceptable to the Staff.  If you have any questions or comments regarding the foregoing, kindly contact me at
(617) 348-4888.  Thank you for your time and attention.

Sincerely,

/s/ Linda Rockett

Linda Rockett

cc:                                 Interleukin Genetics, Inc.

Thomas R. Curran, Jr.

                                                Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                                                                Daniel H. Follansbee, Esq.

                                                Grant Thornton LLP

Shaji Varghese